SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact Announcement dated December 13, 2011

MATERIAL FACT ANNOUNCEMENT

Further to the material fact announcement of 2 December 2011 (registration number 154,341), Banco Santander S.A. (“Banco Santander”) gives notice of the registration with the Comisión Nacional del Mercado de Valores (“CNMV”) of the securities note relating to the capital increase, without preferential subscription rights and for a cash amount of 1,965,615,725 euros (the “Capital Increase”), linked to the repurchase offer directed at those who, on 5 December 2011, were holders of preference shares ( Participaciones Preferentes Serie X ) issued by Santander Finance Capital, S.A.U. (the “Repurchase Offer”). The aforementioned securities note (the “Securities Note”) is supplemented by the Banco Santander registration document which was registered with the CNMV on 18 October of this year. The Securities Note contains a description of the terms and conditions of the Repurchase Offer and the Capital Increase, as well as the procedure for subscribing for the new shares with the sum received from the repurchase of preference shares.

The acceptance period for the Repurchase Offer and for the subscription for new shares shall commence tomorrow, 14 December, and end on 23 December (inclusive). On that date Banco Santander shall announce the issue price of the new shares, which shall be the arithmetic mean of the average weighted prices of Banco Santander shares during the acceptance period.

The Share Registration Note may be reviewed, along with the Banco Santander registration document, on the website of the CNMV (www.cnmv.es) and on the website of Banco Santander (www.santander.com).

Boadilla del Monte (Madrid), 13 December 2011

This announcement is not a prospectus and investors should not subscribe for any new shares of Banco Santander issued in connection with the Capital Increase (the “New Shares”) except on the basis of the information contained in the prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the New Shares.

The distribution of this announcement and/or the prospectus and/or the transfer of the New Shares into jurisdictions other than Spain may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

In particular, this announcement is not an offer to sell securities in the United States, United Kingdom, Portugal, Italy, Mexico, Argentina or in any other jurisdiction and the securities must not be offered or sold in such countries without the registration or exemption from registration of the offer under the relevant legislation of such jurisdictions.

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 13, 2011	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President